UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

86737U102

(CUSIP Number)

December 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86737U102	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings North America Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 86737U102	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 374,852
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 374,852

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,852
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 86737U102	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 374,852
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 374,852

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,852
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 86737U102	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13G

This Statement on Schedule 13G (the “Schedule 13G”) is being filed on behalf of Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company (“BHNA”), Berggruen Holdings Ltd., a BVI business company (“BHL”), Nicolas Berggruen Charitable Trust (f/k/a Tarragona Trust), a BVI trust (“Trust”), and Nicolas Berggruen, a United States citizen (“Berggruen” and collectively with BHNA, BHL and the Trust, the “Reporting Persons”) relating to the common shares, no par value (the “Common Shares”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”). The Reporting Persons previously filed a Schedule 13G on January 3, 2007 (the “Original Schedule 13G”) with respect to their Common Shares. The Reporting Persons also previously filed a Schedule 13D on November 7, 2007 with respect to their Common Shares, which was amended on December 10, 2007, January 14, 2008, January 22, 2008, February 1, 2008 and March 25, 2008. The Reporting Persons are now filing this Schedule 13G because of a change in investment intent and because its group dissolved. This also constitutes an exit filing for each of BHNA and Berggruen.

Item 1(a)	Name of Issuer:

SunLink Health Systems, Inc., an Ohio corporation.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339

Item 2(a)	Name of Filing Person:

BHNA is a direct, wholly-owned subsidiary of BHL. All of the shares of BHL are owned by the Trust. The trustee of the Trust is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Nicolas Berggruen, a United States citizen, is one of three directors of BHL, and as such, does not have beneficial ownership of any Common Shares beneficially owned by BHL.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of BHNA, BHL and Berggruen is:

304 S. Broadway #550
Los Angeles, CA 90013

The principal business address of the Trust is:

Midocean Chambers
P.O. Box 805
Road Town, Tortola
British Virgin Islands

Item 2 (c)	Citizenship:

Incorporated by reference to Item 4 of each Reporting Person’s respective cover page.

Item 2 (d)	Title of Class of Securities:

Common Shares, no par value.

Item 2 (e)	CUSIP Number:

86737U102

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

The percentages set forth in this Schedule 13G are calculated based upon approximately 7,416,814 Common Shares issued and outstanding, which is the number of Common Shares issued and outstanding following the completion of the tender offer by the Issuer pursuant to the Issuer’s Offer to Purchase dated November 21, 2017 and amended December 7, 2017.

The information required by Items 4(a)-(c) is set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

This Schedule 13G constitutes an exit filing for each of BHNA and Berggruen.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Member of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

The Reporting Persons group, as originally disclosed in the Schedule 13D, has been dissolved.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits and Schedules.

Exhibit A	Joint Filing Agreement dated February 9, 2018 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 9, 2018

BERGGRUEN HOLDINGS NORTH AMERICA LTD.

By:	/s/ Justin Topilow
Name:	Justin Topilow
Title:	Director

BERGGRUEN HOLDINGS LTD.

By:	/s/ Justin Topilow
Name:	Justin Topilow
Title:	Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By:	Maitland Trustees Limited, as Trustee

By:	/s/ Colin Bird
Name:	Colin Bird
Title:	Authorized signatory

By:	/s/ Tessa Burrows
Name:	Tessa Burrows
Title:	Authorized signatory

/s/ Nicolas Berggruen
Nicolas Berggruen